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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **EnergyNet.com, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7201 I-40 West, Suite 319

(No. and Street)

Amarillo	**Texas**	**79106**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Josh Wannarka	**917-922-1746**	josh.wannarka@efficientmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Johnson & Sheldon, PLLC

(Name – if individual, state last, first, and middle name)

500 S. Taylor St, Suite 200	**Amarillo**	**Texas**	**79105**
(Address)	(City)	(State)	(Zip Code)

11/25/2003

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Josh Wannarka</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>EnergyNet.com, LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer & Chief Operating Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ENERGYNET.COM, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED
December 31, 2025

ENERGYNET.COM, LLC

TABLE OF CONTENTS

December 31, 2025

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 3
Statement of Income 4
Statement of Changes in Member's Equity 5
Statement of Cash Flows 6

NOTES TO FINANCIAL STATEMENTS 7

SUPPLEMENTAL INFORMATION

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission and Reconciliation of Net Capital
Herein with the Initial Corresponding Unaudited Filing 13

Schedule II – Other required Information - December 31, 2025 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 15

EXEMPTION REPORT 16



JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers
EnergyNet.com, LLC
Amarillo, Texas

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of EnergyNet.com, LLC (the Company) as of December 31, 2025, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Johnson & Sheldon, PLLC

We have served as the Company's auditor since 2013.

Johnson & Sheldon, PLLC
Amarillo, Texas
February 20, 2026

500 S. Taylor, Suite 200
P.O. Box 509
Amarillo, TX 79105-0509
Phone 806 / 371-7661

119 E. 4th St.
Hereford, TX 79045
Phone 806 / 364-4686

420 Florida St.
Pampa, TX 79065
Phone 806 / 665-8429




An independently owned member
RSM US Alliance


RSM

FINANCIAL STATEMENTS

ENERGYNET.COM, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

		2025
Assets		
Current Assets:		
Cash	$	5,830,554
Commissions receivable		189,671
Total Assets	$	6,020,225
Liabilities and Member's Equity		
Current Liabilities:		
Accrued liabilities	$	1,403,074
Facility services fees payable - affiliate		256,500
Total Liabilities		1,659,574
Commitments and Contingencies (Note 3)		
Member's Equity		
Total Member's Equity		4,360,651
Total Liabilities and Member's Equity	$	6,020,225

ENERGYNET.COM, LLC

STATEMENT OF INCOME
Year Ended December 31, 2025

		2025
Revenues:		
Commissions - auction sales	$	4,701,675
Commissions - negotiated sales and sealed bids		8,212,468
Interest income		137,624
Employee retention credit income		272,000
Other income		115,800
Total Revenues		13,439,567
Expenses:		
General and administrative expenses		2,559,351
Facilities service fees - affiliate		2,571,000
Sales commissions		1,580,147
Total Expenses		6,710,498
Income before Provision for Income Taxes		6,729,069
Provision for Income Taxes		-
Net Income	$	6,729,069

ENERGYNET.COM, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2025

	Total Member's Equity
Balance, January 1, 2025	$ 2,831,582
Net income	6,729,069
Distributions	(5,200,000)
Balance, December 31, 2025	$ 4,360,651

ENERGYNET.COM, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2025

	2025
Cash Flows from Operating Activities:	
Net Income	$ 6,729,069
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in operating assets:	
Commissions receivable	326,564
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	590,519
Facilities services fees payable - affiliate	(143,500)
Net Cash Provided by Operating Activities	7,502,652
Cash Flows from Financing Activities	
Distributions paid	(5,200,000)
Net Cash Used for Financing Activities	(5,200,000)
Net Change in Cash	2,302,652
Cash at Beginning of Year	3,527,902
Cash at End of Year	$ 5,830,554
Supplemental Disclosures	
Income Taxes Paid	$ -
Interest Paid	$ -

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EnergyNet.com, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation

EnergyNet.com, LLC is a Texas Limited Liability Company, headquartered in Amarillo, Texas. The Company is a broker registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in facilitating the sales of operated and non-operated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through either an Internet-based live auction, sealed bid or negotiated sales process.

EnergyNet.com, LLC is a wholly-owned subsidiary of ENET Holdings, LLC. ENET Holdings, LLC also wholly-owns EnergyNet Services, LLC, which operates the online auctions, sealed bid and negotiated sales processes and performs all back-office duties of the auction process. EnergyNet.com, LLC has a Facilities Services Agreement with EnergyNet Services, LLC to provide all business services except for the employment of licensed securities broker employees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with initial maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash. At December 31, 2025, the Company did not have any cash equivalents.

Revenue Recognition

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Online auction revenues are recognized at the expiration of the auction to the buyer with the highest bid that meets any seller's minimum reserve sales price or accepted by the seller. Sealed bid and negotiated sale revenues are recognized at the time and date when the buyer and seller agree to a purchase price and terms. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site or other auction processes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company complies with ASU 2014-09 (ASC 606) *Revenue from Contracts with Customers*. ASC 606 requires the Company to 1) identify the contract with the customer, 2) identify the performance obligations in the contract, 3) determine the contract price, 4) allocate the transaction price, and 5) recognize revenue when or as performance obligations are satisfied. See Note 5 for further disclosure of revenue recognition.

Income Taxes
As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Based on management's analysis, the Company did not have any material uncertain tax positions as of December 31, 2025. The Company is subject to income taxes in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions.

The Company's income taxes are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for the years 2021 and forward; Texas margin tax returns for tax years 2020 and forward.

Comprehensive Income
The Company had no elements of comprehensive income other than net income for the year ended December 31, 2025.

Recent Accounting Pronouncements
During the year ended December 31, 2024, management of the Company adopted FASB ASC 280 Segment Reporting which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. Given that US registered broker-dealers are required to file financial statements with the Securities and Exchange Commission (SEC), they are considered public entities under FASB ASC Master Glossary definition of "public entity," condition (b). Therefore, the Company is subject to the requirements of FASB ASC 280.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events
The Company has evaluated subsequent events through February 20, 2026, the date the financial statements were available to be issued. See Note 9 for subsequent events.

NOTE 2 - RECEIVABLES

Commissions receivable represent amounts due from EnergyNet Services, LLC, from closings of online auctions, sealed bid and/or negotiated sale transactions. Management individually reviews all delinquent commission receivable balances. All commissions receivable outstanding at December 31, 2025 were deemed to be collectible under normal terms.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Litigation
The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

NOTE 4 - NET CAPITAL REQUIREMENTS

EnergyNet.com, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, EnergyNet.com, LLC had net capital of $4,360,651, which was $4,250,012 in excess of its required net capital of $110,639, and aggregate indebtedness amounted to 38.06% of net capital. Therefore, management believes the Company was in compliance with its minimum net capital requirements and its related net capital ratio.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. EnergyNet.com, LLC handles no customer securities or accounts, and accordingly, is not subject to the requirements under SEC Rule 15c3-3. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, for both computation for determination for reserve requirements and information relating to the possession or control requirement as required by rule 15c3-3.

Since its corporate reorganization on September 1, 2014, the Company's Membership Agreement with FINRA reflects the Company's minimum net capital requirement of $5,000. The Company's Membership Agreement with FINRA also reflects the Company may engage only as a "Broker selling oil and gas interests".

NOTE 5 - REVENUE RECOGNITION

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Closing is determined to have occurred: 1) for commercial auction sales and State and Federal auctions, at the expiration of the auction where the high-bid meets all minimum reserves, 2) for negotiated sales and sealed bids at the time and date when the buyer and seller agree to a purchase price and all terms. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site. Due to the nature of the service provided by the Company, management has determined that the revenue recognition has a single performance obligation with performance taking place at the time of the successful close of the auction, and the transaction price being determined at the same time based on the agreed upon commission rate. Payment from the buyer for the auction proceeds, including seller commissions, is generally due within two business days of the closing date.

Due to the final transaction price being determined at the same time as of the close of the auction, all commission revenues are recognized and recorded at a single point in time at the successful close of the auction.

NOTE 6 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash, commissions receivable and payables with affiliate.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2025 EnergyNet.com, LLC paid distributions of $5,200,000 to ENET Holdings, LLC.

EnergyNet.com, LLC paid $2,571,000 of facility service fees to its affiliate company EnergyNet Services, LLC during 2025 for the operations of the website for online auction, sealed bids and negotiated sales process. Facility service fees paid are based on a written Facilities and Service Agreement between the two companies for such services, and are determined on established rates per type and size of lots sold by the Company, on a monthly basis. As of December 31, 2025 the Company owed EnergyNet Services, LLC $256,500 facility service fees payable.

NOTE 8 – MAJOR CUSTOMERS

During 2025, Penroc Oil Company purchased 58 lots resulting in $2,493,979 of commission revenue, or approximately 19% of total company commission revenue.

NOTE 9 - SUBSEQUENT EVENTS

EnergyNet.com, LLC made a cash withdrawal in January 2026 in the amount of $1,313,434. This distribution was part of the normal course of business and did not negatively affect the Company's Net Capital Position as a result of the distribution.

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

NOTE 10 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President and Chief Executive Officer, Chris Atherton, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. During 2025, the Company derived 19 percent of its total commission revenues from a single external customer.

SUPPLEMENTAL INFORMATION

ENERGYNET.COM, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF NET CAPITAL HEREIN WITH THE INITIAL CORRESPONDING UNAUDITED FILING
December 31, 2025

		2025
Computation of Net Capital:		
Total stockholders' equity	$	4,360,651
Deduct stockholders' equity not allowable for net capital		-
		4,360,651
Deduct:		
Nonallowable assets:		
Haircuts on securities:		
Money market funds		-
Total deductions		-
Net capital	$	4,360,651
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Accrued liabilities	$	1,403,074
Facilities services fees payable - affiliate		256,500
Income taxes payable		-
Total aggregate indebtedness	$	1,659,574
Percentage of aggregate indebtness to net capital		38.06%
Computation of basis net capital requirement		
Minimum dollar net capital require at 6 2/3 percent	$	110,639
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above amounts)	$	110,639
Excess Net Capital	$	4,250,012
Reconciliation with Company's computation		
Net capital, as reported in the Company's Part II (unaudited Focus report)	$	4,360,651
Adjustments to estimated amounts recorded subsequent to filing the Company's unaudited Focus report		-
Net audit adjustments		-
Net capital per above	$	4,360,651

ENERGYNET.COM, LLC

SCHEDULE II – OTHER REQUIRED INFORMATION

DECEMBER 31, 2025

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

> The statement of changes in liabilities subordinated to claim of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements, as required by Rule 15c3-3:

> The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c-3-3) throughout the most recent fiscal year.



JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Managers
EnergyNet.com, LLC
Amarillo, Texas

We have reviewed management's statements, included in the accompanying EnergyNet.com, LLC's Exemption Report, in which **EnergyNet.com, LLC** (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and providing technology or platform services; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal ending **December 31, 2025**, without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year ending **December 31, 2025**, without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Johnson & Sheldon, PLLC

Johnson & Sheldon, PLLC
Amarillo, Texas

February 20, 2026

500 S. Taylor, Suite 200
P.O. Box 509
Amarillo, TX 79105-0509
Phone 806 / 371-7661

119 E. 4th St.
Hereford, TX 79045
Phone 806 / 364-4686

420 Florida St.
Pampa, TX 79065
Phone 806 / 665-8429

An independently owned member
RSM US Alliance





EnergyNet.com, LLC's Exemption Report

EnergyNet.com, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers or providing technology or platform services, and

(3) The Company:

    a. Did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers during the year ended December 31, 2025;

    b. Did not carry accounts of or for customers during the year ended December 31, 2025; and

    c. Did not carry proprietary accounts of broker-dealers (as defined in Rule 17 C.F.R. §240. 15c-3-3) during the year ended December 31, 2025.

EnergyNet.com, LLC

I, Josh Wannarka, Chief Financial Officer & Chief Operating Officer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Josh Wannarka
Chief Financial Officer & Chief Operating Officer
7201 I-40 West, Suite 319
Amarillo, TX 79106

February 20, 2026